Management’s Discussion and Analysis

September 30, 2010

This Management’s Discussion and Analysis (MD&A) is dated November 22, 2010, and should be read in conjunction with the unaudited interim consolidated financial statements for the quarter ended September 30, 2010 and the audited consolidated financial statements for the years ended December 31, 2009 and 2008. This and other information relating to Genoil Inc. are available on SEDAR at www.sedar.com, as well as EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OF THE CORPORATION

Genoil Inc. is a technology development company based in Alberta, Canada. The Company has developed innovative hydrocarbon and oil and water separation technologies.

The Company specializes in heavy oil upgrading, oily water separation, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining, marine and related markets.

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU®), an improved hydrogenation process that upgrades and increases the yields from high sulphur, acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels; and the Crystal Sea separator, a unique process for multi-stage separation of immiscible phases with different densities. Our Crystal Sea product is a bilge water separation system and the newest generation of our existing Crystal technology designed for marine use.

The Company currently has 10 full time employees and 1 full time contracted consultant located in three principal offices – Calgary, AB, Edmonton AB, and New York, NY. In addition, the Company operates a heavy oil upgrading pilot facility in Two Hills, AB, with a capacity of 10 barrels per day where heavy oil and residue samples are upgraded for potential clients’ testing.

Genoil’s sales and marketing operations are run through a worldwide network of commissioned technical sales agents.

Genoil has formed a new corporation in the Middle East with S.B.K. Holdings in the United Arab Emirates. The corporation is named “Genoil Emirates”.

The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil’s technologies, including: desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning. Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

Genoil Hydroconversion Upgrader

Genoil has been primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU®).

The GHU® converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU® process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

The Genoil GHU Upgrader has been designed to remove 99.5% of the sulphur, as shown in its latest tests, while lightening the oil at the same time, significantly raising its API gravity. In a January 12, 2009 press release, the cost model, based on data from December 8, 2008, during the height of the market crash, showed a margin of profit of over $15.00 with a 30% IRR. $15.00 was the low point in relation to the historical margins during the period that oil was over $100.00 per barrel WTI. International regulations will soon require bunker fuel to be upgraded and desulphurized due to serious environmental concerns.

The Genoil Upgrading Process yields zero waste and consumes no external energy or hydrogen, deriving its hydrogen and energy from its own residue. The cost structure is therefore much lower than standard upgrading processes in hydrogenation and does not give off a waste byproduct such as coking of 30%.

Upgrading heavy oil is essentially a very undeveloped industry in relation to the 900 billion barrels of world heavy oil reserves. Most of the oil presently coming out of the ground is light, in the vicinity of 76 million barrels a day, or 27.5 billion barrels a year. It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years. As light oil productive capability declines, a world pricing crisis may occur. Its pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

Crystal Oil and Water Separators

The Genoil Water Treatment Department has recently increased its significance in the business model of the Company. Initially developed for the bilge area of a ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports. Genoil’s Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process. The Company is in the process of developing scaled up units that can handle larger volumes.

Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc., in Salt Lake City, Utah. The Crystal Sea units are state-of-the-art bilge separators that have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49) in 2007. IMO regulations require bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less than 5 ppm for discharge into inland waters. Subsequently, our bilge oily water separators have been certified by the American Bureau of Shipping (ABS).

New built ships are required to have bilge water cleaning systems that meet the higher international pollution standards. Also, all ships built prior to 2007 had to meet those standards by the close of 2009. A ship’s bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. This water is heavily contaminated and often pumped out as boats enter ports. The oily water released into the water of harbours and bays significantly pollutes the environment. Genoil is focusing on this market’s growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean. The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies. Genoil also expects to address the global contamination of a port’s water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.

Genoil is partnering with a Canadian testing advisor to the cruise ship and ferry industries in order to set up testing agreements with various ship owners. Genoil has also partnered with international agents and a manufacturer to roll out the Crystal technology for ports in Asia, Middle East and other areas. As the oily water separator market is a mature market with several well-known and established companies who dominate sales, Genoil believes future testing agreements will help overcome the challenge.

Genoil has both a US and a Canadian patent for the Crystal technology, as well as a PCT application. There are at least 10 separators in operation in Romania, which were sold by the inventor, before Genoil acquired the rights to the technology.

BUSINESS PROSPECTS

The Company does not expect to generate significant revenue or cash flow from its technologies or services for the 2010 year, and possibly beyond.

The Corporation has accumulated losses of $72.3 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s Crystal units is Genoil’s key short-term goal, while the GHU® represents the next phase in the Company’s long-term growth.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Canada, and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports. Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies. At the present time David K. Lifschultz, the CEO, is spending most of his time marketing these technologies in the Middle East and Africa, and much progress is being made.

Genoil is aggressively marketing its GHU Upgrader technology to those countries and companies that have substantial heavy oil reserves as “peak oil” in light oil already has arrived in our estimation, and a move developing and upgrading heavy oil is around the corner.

The market potential for the GHU is 900 billion barrels of world heavy oil reserves. Presently, only nine million barrels a day of this oil is coming out of the ground, or 3.5 billion barrels a year. Oil is a hydrocarbon and it is composed of both hydrogen, which is the light element, and carbon which is the heavy element. When heavy oil burns, the process gives off excessive smoke due to the high percentage of the carbon element, which is environmentally unfriendly. Heavy oil is presently is being burned for the most part without upgrading, as bunker fuel by ships on the seas and in certain countries that have not adopted stringent environmental standards. In addition, most of these heavy oil reserves contain sulphur which characterizes the oil as “sour”, as that is how it “taste-tested” in ancient times.

Genoil is making presentations at the highest levels for both the Crystal units and GHU Upgraders to countries and companies in Asia, North and South America, Turkey, the Middle East, and Africa among others, so that it will be in a position to benefit during the transition to heavy oil, which it regards as occurring in the very near future. Planning has to be done well in advance to effectuate this change and that should start nearly immediately.

Genoil is pleased to announce that the USPTO has allowed a patent for the reactor of its sand decontamination process. The sand decontamination system has also been patented recently and the two patents form a valuable addition to the intellectual property of Genoil. The reactor plays a key role in the sand decontamination process and its features are designed to effectively remove oil from sand, separate oil from sand and water and recover the oil in the reactor for reuse. An innovative method is utilized for extracting oil from sand and removing the oil from the path of the sand.

Also novel is the formation of a blanket of sand of controlled thickness at the bottom of the reactor in order to minimize the carryover of contaminants between adjacent reactors There is a significant reduction of the amount of water that is being transferred upstream by way of an entirely innovative approach in conveying sand from one reactor to the adjacent one. The reactor is designed to effectively operate at relatively low temperatures resulting in important savings in energy. The reactor also operates in conjunction with means for reducing oil and dissolved contaminants to very low levels in order to meet the most stringent environmental standards. Based on Genoil’s previous experience with the sand washing system of Bear Trap, Alberta, the newly patented reactor and the original approach in sand decontamination should place the technology at the forefront of current efforts to clean and protect the environment.

This patent and process can commercially clean sand on beaches from oil spills and major presentations of this technology at very high levels are now being presented. Some of the contamination for these spills span hundreds of miles of beaches presenting huge opportunities for Genoil.

Genoil’s Crystal Sea is US Coast Guard approved. Genoil is in discussions in the Middle East regarding oil spills from the first Gulf War of 1991 for extensive oil contamination that covers an astounding 800 miles of beaches at a depth of six feet stemming from tactical military decisions of Saddam Hussein which created one of the greatest ecological disasters in history.

ACTIVITIES

Oily-water separation technologies

Several entities are looking at the Crystal Sea technology to clean their heavily oil-contaminated ports and coastal waterways. Genoil has recently signed Memorandums of Understanding (“MOU”) with three major Chinese ports to protect ocean and coastal waters. These MOU’s with Qinhuangdao, Tianjin and Tangshan ports are for the implementation of Genoil’s oil-water separation system to treat and clean bilge water with on shore based separators. These three ports are some of the busiest and largest in China.

Genoil's treatment reduces oil content from bilge water to well below 15 parts per million so it meets strict international standards for discharges into the ocean. The Crystal bilge water separator was developed by Genoil for the commercial marine industry. It has been approved by US Coast Guard, according to the International Maritime Organization standards (Resolution MEPC 107 (49)), and the American Bureau of Shipping.

Qinhuangdao Port is the eleventh largest port in the world, in terms of tonnage shipped. It is strategically located for transporting coal from the north to the south of China, handling approximately 50 percent of China’s coal shipments, or 200 million tons annually making the port the world’s largest coal loading port. Tianjin Port is located 170 km south east of Beijing and east of Tianjin city – China’s third largest city. During 2008, Tianjin Port handled 354 million tons of cargo making it the largest port in north China, and one of the largest in the world. Tangshan Port is located southeast of Tangshan City, at Bohai Bay in Hebei province, east of Tianjin and west of Qinhuangdao.

To speed up the final implementation of these projects, Genoil expects to have at least one unit installed in the near future to demonstrate the efficiency of Genoil’s equipment at eliminating oil from the water in a ship’s bilge, and return clean water back to the waterway. This unit will be produced by Genoil’s manufacturing partner DongHwa Entec Co., Ltd.

On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. Located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ships, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.

On March 2, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tianjin Port, one of China’s major shipping harbours.

The MOU with Tianjin Port is for the introduction and implementation of Genoil’s oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens. This is the second Chinese port to sign an agreement with Genoil to use its oil-water separation technology. Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China’s third largest city. During 2007, Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput. Tianjin Port’s total container throughput reached 7.1 million twenty-foot equivalent units (“TEUs”) last year, making the Port one of the world’s top 20 container ports.

On March 10, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tangshan Port, in china, for the implementation of Genoil’s bilge water treatment system.

This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil. Genoil’s Crystal oily water separator meets the port’s goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws.

Genoil is in the process of determining low-cost manufacturing centers to serve the Caspian Sea area, Europe, and other major markets. As a result, this should allow Genoil to efficiently manufacture and ship at competitive prices.

The Company seeks to finance the rollout of the Crystal Sea Units to various ports. The proceeds of any financing shall be used to implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. More specifically, the proceeds will be used for Crystal Sea installations on formal finalization of the MOUs at the three ports that have signed MOUs with Genoil – the Tangshan Port, Tianjin and Qinhuangdao Port. The proceeds can also be utilized for other Ports that the Clarendon team is in negotiations with. These three ports mentioned are some of the busiest and largest in China

Genoil has formed a new corporation in the Middle East with S.B.K. Holdings in the United Arab Emirates. The corporation is named “Genoil Emirates”.

The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil’s technologies, including: desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning. Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

Heavy oil upgrading technology

Hayitiong refinery project

Hayitiong (HYT), formerly Hebei Zhongjie Petrochemical Group Company Ltd. and Genoil Inc. signed a letter of intent (LOI) in October 2006 for a 19,000 barrel per day upgrader that is planned to be built at the HYT refinery in Nampaihe Town, Huanghua City, Hebei, China. Genoil tested oil samples of the feedstock to be processed in the upgrader during the third quarter of 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU®. After completing all laboratory analysis, our engineering team completed the first level of design of the planned upgrading unit (Front End Engineering and Design (FEED) study).

The completion of the FEED study allows for the detailed design of the GHU® upgrader setup specifically required for the configuration at this refinery and enabled Genoil to obtain quotes to manufacture and install the plant components. This enabled our Chinese Engineering, Procurement and Construction ("EPC") firm to estimate the cost to build the plant and to estimate profitability with 75% accuracy. Additionally, the FEED study aids in calculation of the economics and ability to finance the project, allowing for better estimation of the full cost of the plant. At present, the cost for the Genoil Hydroconversion Upgrader system to be built in HYT’s refinery is estimated at a total of $170 million.

HYT and Genoil have signed a revised LOI that reflects more favourable terms for this deal, especially with respect to the financing. Genoil’s initial contribution has been considerably reduced, with the balance of the project expected to be raised jointly by the parties using the project’s assets as collateral for a loan from local financial institutions. The Company believes that these new LOI terms will help enhance the marketability of the financing for the project.

Construction of this first GHU commercial unit remains subject to appropriate project financing and subsequent completion of the definitive agreement between the parties. Once the project funding is secured, Genoil will hand the design to the EPC contractor to complete the detailed design, to procure all the parts and oversee the construction of the plant.

The HYT Genoil Upgrader will combine the proprietary Genoil Hydroconversion Unit (GHU®) and an Integrated Gasification Combined Cycle section (IGCC), which will result in a bottomless, self-sufficient (hydrogen, power, steam, etc.) upgrading facility.

On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition its Genoil upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.

Convertible Notes

Short term notes (and attached warrants) from entities affiliated with the Corporation's Chairman and Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the notes, and an exercise price of $0.41 in respect of the warrants. The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. On October 6, 2010, the notes and attached warrants were extended for another year to October 6, 2011. The notes and warrants remain substantially unamended in all other respects.

OVERALL PERFORMANCE

As the Company has no significant sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended September 30, 2010 and the seven preceding quarters:

	2008 – Q4	2009 – Q1	2009 – Q2	2009 – Q3	2009 – Q4	2010 – Q1	2010 – Q2	2010 – Q3

Working capital (deficiency)	(1,814,931)	(2,527,315)	(1,300,454)	(1,936,201)	(2,3153,314)	(1,820,495)	(1,293,313)	(2,042,739)

Long term debt	155,199	159,855	164,511	169,167	173,823	179,038	184,253	189,468

Total assets	4,933,724	4,473,110	4,527,830	4,346,205	4,110,422	4,087,628	4,384,577	3,864,865

Accumulated deficit	62,889,226	64,340,800	65,751,427	66,561,206	68,042,222	69,890,511	71,147,318	72,317,279

Cash used in operations	757,303	623,039	578,165	557,497	662,291	458,420	500,684	687,520

SELECTED EXPENSES

	2008 – Q4	2009 – Q1	2009 – Q2	2009 – Q3	2009 – Q4	2010 – Q1	2010 – Q2	2010 – Q3

Human resources	375,356	305,805	294,171	250,246	212,956	228,210	197,998	237,923

Business development	97,791	48,047	18,543	39,236	8,673	9,899	32,670	84,030

Professional fees	119,019	26,954	52,796	25,864	206,567	39,075	72,431	157,255

Stock-based compensation	177,803	630,570	631,072	50,857	642,430	1,233,878	598,438	323,743

Net Loss	1,161,276	1,451,574	1,410,627	809,779	1,391,016	1,848,289	1,256,817	1,169,918

Net Loss per share-basic &
diluted	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

In order to reduce its cash burn rate, the Company has reduced its headcount, resulting in a significant reduction in human resource costs. Severance payments caused the increase in the fourth quarter of 2008.

Professional fees are seasonal due to audit fees being incurred at the end of the year.

LIQUIDITY

The Company used $687,520 in cash for its operations during the third quarter, up from the comparable quarter of 2009 due to marketing efforts, rent and legal fees. Cash flow used by operating activities, the comparable GAAP measure was $440,447 in 2010 (2009 - $446,707).

At the beginning of May 2008, Genoil announced a new bridge financing from the Company’s CEO. The previous $1 million credit facility was replaced by a one year, $5 million facility that bears no interest and has 1,200,000 warrants attached; the warrants have an exercise price of $0.37 and a term of one year. Under the terms of this agreement, the CEO agreed to lend to the Company up to an aggregate of $5 million, provided that the amounts have been pre-approved by the CEO. Any amounts repaid shall not be subject to being redrawn and shall reduce the aggregate commitment. Upon the repayment of all advances at any time, this facility shall terminate immediately.

The Company also closed a shares-for-debt transaction on May 1, 2009 to satisfy amounts outstanding to certain creditors. A total of US$ 212,191.74 debt has been cancelled in exchange for an aggregate of 1,367,319 common shares and 564,302 warrants of the Company. Genoil granted certain of the creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.21, and granted other creditors warrants which are exercisable at any time prior to 2 years after the date of issuance at a price of US $0.20.

Genoil closed a private placement on May 6, 2009. The Corporation issued a total of 10,725,443 units, at a price of US$0.13 per unit, each unit consisting of one common share and one common share purchase warrant for total gross proceeds of US$1,394,308. These warrants are exercisable until two years following their issue date at a price of US$0.20. The common shares and warrants issued in connection with this private placement are subject to a four-month hold period pursuant to the rules of the TSX Venture Exchange and Canadian securities legislation.

In November 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield nil over their expected life of 2 years.

In November 2009, the Company also did a shares-for-debt transactions issuing 897,873 common shares at C$0.13. There were no warrants issued with the shares-for-debt transaction.

In February 2010, the Company raised US$762,900 through a private placement, issuing 5,866,920 common shares at US$0.13 and 5,866,920 warrants with an exercise price of US$0.20 and have a two year term. C$128,425 of the proceeds was allocated to share capital and C$678,895 was attributed to the warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes option-pricing model with expected volatility of 121%, risk free rate of 1.21% and dividend yield nil over their expected life of 2 years.

The Company also completed two shares-for-debt transactions in February 2010. The first one issued 1,308,486 common shares at US$0.13 with no warrants, and the second one issued 149,258 common shares at US$0.13 and 37,314 non-transferable share purchase warrants with an exercise price of US$0.20. C$196,540 was allocated to share capital and C$4,296 attributed to the warrants, which was credited to contributed surplus, was calculated using the Black-Scholes model with expected volatility of 121%, risk free rate of 1.21% and dividend yield nil over the expected life of 2 years.

On May 13, 2010 Genoil Inc. announced that it proposed to issue 810,279 common shares at a deemed price of $0.09 per share to conclude a definitive shares for debt settlement agreement with related parties for unpaid salaries; the transaction was completed in June 2010. The total amount of indebtedness settled in this regard is $72,925. The shares issued in connection with the settlement of this debt are subject to a four month hold period from their date of issuance.

In June 2010, the Company completed a private placement for US$1,000,000 at US$0.13 per common share, 2010 issuing 7,692,308 common shares with an attached warrant at US$0.18. The Warrants are exercisable until 24 months following their issue. Proceeds of C$170,197 were allocated to share capital and C$858,903 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 123%, risk free rate of 1.44% and dividend yield nil over their expected life of 2 years. The common shares and warrants issued in connection with this offering are subject to a four month old period.

The Company’s operations continue to consume cash. As it has in the past, the Company will rely on other sources to provide its working capital requirements for the foreseeable future.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU® and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company’s use of cash may increase in the future as it expands operations to meet near term business opportunities. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no outstanding commitments for capital expenditures.

RELATED PARTY TRANSACTIONS

These amounts constitute expense advances to the Chief Executive Officer. See Note 4 to Interim Consolidated Financial Statements.

ACCOUNTING POLICIES

There were no changes in accounting policies or adoption of new policies during the period.

ADDITIONAL DISCLOSURES

International Financial Reporting Standards

The Canadian Institute of Chartered Accountants (“CICA”) proposes to implement International Financial Reporting Standards (“IFRS”) as part of Canadian GAAP. The adoption of IFRS in Canada will result in significant changes to current Canadian GAAP and to financial reporting practices followed by Genoil. IFRS accounting standards are scheduled to be implemented for years beginning after December 31, 2010. Genoil will be required to adopt the standard for the year beginning January 1, 2011. The Company’s IFRS adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

Management has commenced its IFRS conversion process which consists of the below-listed three phases:

1. Preliminary Phase

This phase commenced with a review of the Company’s significant accounting policies relative to current and proposed IFRS. The outcome of this review resulted in an array of issues and circumstances of varying complexity with respect to the adoption of the new standards.

2. Evaluation Phase

The Company is currently preparing an analysis for the potential impact and the gravity of that impact of the policies in the Preliminary Phase that may be affected by the conversion to IFRS. The issues identified have been priority ranked. This phase involves analysis of policy choices allowed under IFRS and the impact on the financial statements.

3. Implementation Phase

This final phase manifests itself in the execution of the Evaluation Phase.

Upon completion of the Preliminary Phase, management determined that the differences most likely to have the greatest degree of complexity and impact on the Company’s consolidated financial statements were:

  First-time adoptions exemption (IFRS 1) – the International Accounting Standards Board has approved additional exemptions from the retrospective application of IFRS for first time adopters. Management will consider this exemption in the preparation of its opening balance sheet.
  Impairment of PP&E – under IFRS, impairment of PP&E must be calculated at a more detailed level than what is currently required under Canadian GAAP. Impairment calculations will be performed at the Cash Generating Unit level using either total proved or proved plus probable reserves.
  Foreign currency translation methods and the functional currency of the Company’s US subsidiary – under IFRS, the functional currency emphasizes the currency that determines the pricing of the transactions that are undertaken, rather than focusing on the currency in which those transactions are denominated.
  IAS 12 - Income Taxes is similar to Canadian GAAP in that the Company has to recognize deferred (future) taxes on temporary differences between the carrying value of assets and liabilities and the tax value. The adoption of IFRS will have a significant impact on the Company’s tax accounting in the period of adoption and in subsequent periods for new temporary differences arising on the conversion to IFRS as a result of changes in carrying values of assets, differences in depreciation and depletion expense, residual values, capitalization of borrowing and direct costs and impairment charges and reversals.
  IAS 37 – Provisions, Contingent Liabilities and Contingent Assets - Management is still determining the impact of this revised standard.

During the Evaluation Phase, certain potential policy differences between IFRS and Canadian GAAP are currently being investigated to assess whether or not there may be a broader impact o the Company’s:

  Disclosure controls – throughout the transition process, the Company will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that all stakeholders are kept apprised.
  Internal controls over financial reporting (“ICFR”) – as the adoption of IFRS policies is completed, an assessment will be made to determine changes required for ICFR.
  Contracts and lending agreements – management has been cognizant of the upcoming transition to IFRS and will ensure that agreements that reference Canadian GAAP statements or financial covenants are modified to allow for IFRS statements and calculations made in accordance with IFRS statements, respectively. Based upon the expected changes to the Company’s accounting policies at this time, there are no foreseen issues with existing wording in agreements into which the Company may enter as a result of the conversion to IFRS.

The conclusion of the Evaluation Phase will require the audit committee of the Board of Directors to review and approve all accounting policy changes as proposed and recommended by management. The final Implementation Phase involves implementing all changes approved in the Evaluation Phase.

Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements. In addition, due to anticipated changes to IFRS and IAS prior to the Company’s adoption of IFRS, management’s plan is subject to change based upon new facts and circumstances that arise after the date of this MD&A. The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company. Management’s timeframe to complete the third and final Implementation Phase of its IFRS adoption efforts is scheduled during the second half of 2010, which will allow the Company to adopt IFRS in place of Canadian GAAP effective January 1, 2011.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on November 22, 2010:

Number
Shares outstanding	293,245,813
Issuable under:
Options	53,799,000
Warrants	27,438,416
Convertible notes	5,372,495

379,855,724

On November 3, 2009, the Board of Directors of the Corporation approved the grant of stock options for a total of 5.6 million shares to the Company's employees, directors and consultants. All of the 5.6 million options were approved with an exercise price of 14 cents, being the closing price of the Corporation's shares on the TSX Venture Exchange on the date preceding the date such grants were approved by the board. A total of 4,325,000 of the options issued to directors and officers vest immediately. All of such options issued to directors and officers have a term of five years from the date of issuance.

In January 2010, the Company issued 4,700,000 options to the CEO and Chairman and 500,000 to Board Directors and 500,000 to a consultant. The options have a strike price of C$0.18 and a total fair value of C$714,889.

In February 2010, the Company completed a private placement that raised US$762,700, issuing 5,866,920 common shares at US$0.13 and 5,866,920 warrants with an exercise price of US$0.20 per common share and have a 2 year term. Shares-for-debt transactions were also completed in February 2010 for US$191,000, issuing 1,457,744 common shares and 37,314 warrants with an exercise price of US$0.20 per common share and have a 2 year term.

In April 2010, the Company issued 2,500,000 options to the CEO and Chairman, 500,000 to Board Director and 1,500,000 to consultants. The options have a strike price of C$0.14 and a total fair value of C$494,528.

In May 2010, the Company issued 1,500,000 options to the CEO and Chairman, 1,500,000 to Board Director and 1,000,000 to consultants. The options have a strike price of C$0.20 and a total fair value of C$517,401.

In August 2010, the Company issued 1,000,000 options to the CEO to replace expired options and 1,665,000 to consultants. The options have strike price of C$0.16 and a total fair value of C$310,904.

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the quarter ended September 30, 2010 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

The Company's internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of September 30, 2010 due to the following material weakness:

  Due to the small size of the Company, it did not maintain effective segregation of duties over certain transactions leading to ineffective monitoring, supervision and potential misappropriation of assets.

Remediation to Address Material Weakness

The Company does not plan to remediate the above mentioned weakness as the cost would outweigh the benefits.

Changes in Internal Control over Financial Reporting

There has been no change in Genoil’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

INTEREST RATE RISK

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the long term convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At Setpember 30, 2010, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.